SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer

Apsis
A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Valuation Report

SP-0404/13-06

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

REPORT:	SP-0404/13-06	REFERENCE DATE:	December 31st, 2012

APPLICANT:

AMBEV S.A., hereinafter called AMBEV S.A.

Reporting Corporation with head office located at Rua Dr. Renato Paes de Barros, 1,017, Corp. Park Building, 3rd floor, Itaim Bibi, in the City and State of São Paulo, registered with the Brazilian Taxpayers' Registry (CNPJ) under No. 07.526.557/0001-00.

OBJECT:

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, hereinafter called COMPANHIA DE BEBIDAS.

Reporting Corporation with head office located at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor (part), Suites 31 and 32, Itaim Bibi, in the City and State of São Paulo, registered with the Brazilian Taxpayers' Registry (CNPJ) under No. 02.808.708/0001-07.

PURPOSE:

Calculation of the net equity of COMPANHIA DE BEBIDAS, at book value, for the purposes of the merger of COMPANHIA DE BEBIDAS with and into AMBEV S.A., pursuant to sections 226 and 227 of Law No. 6,404/76 ("Brazilian Corporate Law").

TABLE OF CONTENTS

1. INTRODUCTION

APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter called APSIS, with its head office located at Rua da Assembleia, 35, 12nd floor, in the City and State of Rio de Janeiro, registered with the Brazilian Taxpayers' Registry (CNPJ) under No. 08.681.365/0001-30 was retained to determine net equity of COMPANHIA DE BEBIDAS, at book value, for the purpose of its merging with and into AMBEV S.A., pursuant to sections 226 and 227 of Brazilian Corporate Law.

In order to prepare this report, we have used data and information provided by third parties, i.e., documents and verbal interviews with AMBEV S.A. Estimates used in this process are based on the following documents and information, among others:

- Balance sheet of COMPANHIA DE BEBIDAS, as of December 31st, 2012, properly audited by PriceWaterhouse Coopers Auditores Independentes;
- Minutes of COMPANHIA DE BEBIDAS' Board of Directors Meeting, dated February 1st, 2013, approving a capital increase in COMPANHIA DE BEBIDAS, within the limit of the authorized capital;
- Minutes of COMPANHIA DE BEBIDAS' Board of Directors Meeting, dated February 25th, 2013, approving dividends distribution based on Financial Statements of 2012;
- Minutes of COMPANHIA DE BEBIDAS' Board of Directors Meeting, dated March 27th, 2013, approving a capital increase in COMPANHIA DE BEBIDAS, within the limit of the authorized capital; and
- Minutes of COMPANHIA DE BEBIDAS' Board of Directors Meeting, dated May 10th, 2013, approving a capital increase in COMPANHIA DE BEBIDAS, within the limit of the authorized capital.

APSIS has recently prepared appraisal reports for publicly-held companies, for several purposes:

- AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
- BANCO PACTUAL S/A
- CIMENTO MAUÁ S/A
- ESTA - EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A
- ESTÁCIO PARTICIPAÇÕES S/A
- GERDAU S/A
- HOTÉIS OTHON S/A
- L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A
- LIGHT SERVIÇOS DE ELETRICIDADE S/A
- LOJAS AMERICANAS S/A
- MPX ENERGIA S/A
- PETRÓLEO BRASILEIRO S/A - PETROBRAS
- REPSOL YPF BRASIL S/A
- TAM TRANSPORTES AÉREOS MERIDIONAL S/A
- ULTRAPAR PARTICIPAÇÕES S/A

The APSIS team responsible for preparing such report comprises the following professionals:

- AMILCAR DE CASTRO
  Sales director
- ANA CRISTINA FRANÇA DE SOUZA
  Vice-President
  Civil engineer, Post-graduate in Accounting Sciences (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Director
- ERIVALDO ALVES DOS SANTOS FILHO
  Accountant (CRC/RJ-100990/O-1)
- LUCILIA NICOLINI
  Accountant (CRC/SP-107639/O-6)
- LUIZ PAULO CESAR SILVEIRA
  Vice-President
  Mechanical engineer, Master of Business Management (CREA/RJ 1989100165)
- MARCIA APARECIDA DE LUCCA CALMON
  Director (CRC/SP-143169/O-4)
- MÁRCIA MOREIRA FRAZÃO DA SILVA
  Director (CRC/RJ-106548/O-3)
- RENATA POZZATO CARNEIRO MONTEIRO
  Vice-President
- RICARDO DUARTE CARNEIRO MONTEIRO
  President
  Civil engineer, Post-graduate in Economic Engineering (CREA/RJ 1975102453)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and must be read carefully.

The Report complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved, in their respective controlling shareholders or in the transaction, nor are there any other relevant circumstances which may characterize a conflict of interests, actual or potential, with the companies involved, their respective controlling shareholders, or regarding the minority shareholders, or the transaction itself.
- APSIS' professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions, and conclusions expressed in this report are based on data, diligence, research and surveys that are true and correct.
- For purposes of this report, it was assumed that the information received from third parties is correct; the sources of such information are stated in this Report.
- This report presents all the limiting conditions, if applicable, imposed by the adopted methodologies, which may affect the analyses, opinions and conclusions comprised herein.
- This report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability on the appraised matter, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the specifications and criteria established by the USPAP (Uniform Standards of Professional Appraisal Practice) and the International Valuation Standards Council (IVSC), in addition to the requirements imposed by various agencies and regulations, such as the Brazilian Accounting Practice Committee (CPC), the Ministry of Treasury, Brazilian Central Bank, Banco do Brasil, CVM (Brazilian Securities Commission), SUSEP (Brazilian Insurance Commission), Income Tax Regulations (RIR), Brazilian Committee of Business Appraisers (CBAN) etc.
- The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or engage in any acts which have or may have compromised access to, use, or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions contained herein.

3. LIABILITY LIMITATIONS

- In order to prepare this Report, APSIS used historic data and information, audited by third-parties or unaudited, provided in writing by the management of COMPANHIA DE BEBIDAS and AMBEV S.A., or obtained from the mentioned sources. As such, APSIS assumed that the data and information obtained for this Report are true and Apsis does not have any liability with respect to their veracity;
- The scope of this Report did not include auditing financial statements or revising the work performed by auditors. Therefore, APSIS is not issuing an opinion on the financial statements of COMPANHIA DE BEBIDAS and AMBEV S.A.;
- We are not liable for eventual losses to AMBEV S.A., its subsidiaries, shareholders, officers, creditors or other parties as a result of the use of data and information provided by the companies and contained herein;
- Our work was developed solely for use by AMBEV S.A., its shareholders and any other entities or persons involved in the transaction.

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting document, aiming at verifying whether bookkeeping was accurately conducted and in compliance with the legal, regulatory, normative and statutory disposals which govern the matter, according to the "Generally Accepted Accounting Principles and Conventions in Brazil".

We examined the accounting books of COMPANHIA DE BEBEIDAS, as well as all other documents required to prepare this report, which was prepared based on COMPANHIA DE BEBIDAS's balance sheet as of December 31st, 2012 (Exhibit 01).

The experts concluded that the assets and liabilities of COMPANHIA DE BEBIDAS have been duly accounted.

5. APPRAISAL OF NET EQUITY OF COMPANHIA DE BEBIDAS

We examined the accounting books of COMPANHIA DE BEBIDAS as well as all other documents required for the preparation of this report.

The experts concluded that the book value of COMPANHIA DE BEBIDAS' net equity, on December 31st, 2012, after subsequent events of capital increases approved on 02/01/13, 03/27/13 and 05/10/13, and dividends payment relative to the fiscal year of 2012, approved on 02/25/2013, for purpose of the merger with and into AMBEV S.A., is equivalent to R$ 27,046,830,855.00 (twenty seven billion, forty six million, eight hundred and thirty thousand and eight hundred and fifty five reais), as shown in the table aside:

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	FINANCIAL STATEMENT					
BALANCE SHEET (Book)	BALANCE ON 12/31/2012	CAPITAL INCREASE SUBSEQUENT EVENT (02/01/13) (a)	DIVIDENDS PAYMENT SUBSEQUENT EVENT (02/25/13) (b)	CAPITAL INCREASE SUBSEQUENT EVENT (03/27/13) (c)	CAPITAL INCREASE SUBSEQUENT EVENT (05/10/13) (d)	PRO FORMA BALANCE
CURRENT ASSET	7,134,782,634	0	-1,854,010,000	25,613,000	11,484,000	5,317,869,634
Cash and cash equivalents	2,908,013,750		-1,854,010,000	25,613,000	11,484,000	1,091,100,750
Financial instruments and derivatives	449,049,018					449,049,018
Trade and other receivables	1,221,298,003					1,221,298,003
Inventories	1,328,344,533					1,328,344,533
Income tax receivable	390,462,177					390,462,177
Prepaid expenses	623,035,897					623,035,897
Other current assets	294,589,248					294,589,248
NON CURRENT ASSET	42,194,610,667	0	0	0	0	42,194,610,667
LONG TERM ASSET	2,007,371,735	0	0	0	0	2,007,371,735
Credit with related parties	187,740,413					187,740,413
Employee benefit	25,420,000					25,420,000
Prepaid expenses	133,960,269					133,960,269
Income tax receivable	6,547,011					6,547,011
Deffered income tax	893,145,733					893,145,733
Financial instruments and derivatives	57,368,991					57,368,991
Other non current assets	703,132,318					703,132,318
FIXED ASSET	40,187,238,932	0	0	0	0	40,187,238,932
Investments	34,291,811,566	0	0	0	0	34,291,811,566
Property, Plants and Equipments	5,408,515,942	0	0	0	0	5,408,515,942
Intangible	486,911,424	0	0	0	0	486,911,424
- Goodwill	295,093,000					295,093,000
- Other intagible asstes	191,818,424					191,818,424
TOTAL ASSET	49,319,393,301	0	-1,854,010,000	25,613,000	11,484,000	47,502,480,301
CURRENT LIABILITY	11,697,479,111	0	0	0	0	11,697,479,111
Loans and borrowings	676,536,191					676,536,191
Labor and Social obligations	263,502,863					263,502,863
Tax obligations	1,083,747,964					1,083,747,964
Suppliers	3,217,381,984					3,217,381,984
Provision	191,301,798					191,301,798
Other current liability	6,256,108,406					6,256,108,406
NON CURRENT LIABILITY	8,758,170,335	0	0	0	0	8,758,170,335
LONG TERM LIABILITY	8,758,170,335	0	0	0	0	8,758,170,335
Loans and borrowings	1,877,304,090					1,877,304,090
Deffered income tax	0					0
Other long term liability	6,595,478,000					6,595,478,000
Provision	285,388,245					285,388,245
NET EQUITY	28,863,743,855	0	-1,854,010,000	25,613,000	11,484,000	27,046,830,855
Capital social	12,187,348,939	517,571,000		25,613,000	11,484,000	12,742,016,939
Reservas de Lucros	-882,095,983					-882,095,983
Ajustes Acumulados de Conversão	8,336,000					8,336,000
Outros Resultados Abrangentes	17,550,154,890	-517,571,000	-1,854,010,000			15,178,573,890
Ajustes a Valor de Mercado	0					0
TOTAL LIABILITY	49,319,393,301	0	-1,854,010,000	25,613,000	11,484,000	47,502,480,301

6. CONCLUSION

In light of the analyses of the previously mentioned documents and based on studies conducted by APSIS, the experts conclude that the net equity value of COMPANHIA DE BEBIDAS, at book value, on December 31st, 2012, after the subsequent events of capital increases approved on 02/01/13, 03/27/13 and 05/10/13, and dividends payment relative to the fiscal year of 2012, approved on 02/25/2013, for purpose of the merger of COMPANHIA DE BEBIDAS with and into AMBEV S.A., is of **R$ 27,046,830,855.00** (twenty seven billion, forty six million, eight hundred and thirty thousand and eight hundred and fifty five reais).

This Report SP-0404/13-06 is composed by ten (10) pages typed on one side and two (2) exhibits, APSIS Consultoria e Avaliações Ltda., a company specialized in the appraisal of assets, CRC/RJ-005112/O-9, legally represented by its representatives, makes itself available for any clarifications which may be deemed necessary.

São Paulo, December 2nd, 2013.

Director (CRC/SP-143169/O-4)

Project Manager

7. LIST OF EXHIBITS

1. SUPPORTING DOCUMENTS

2. GLOSSARY AND APSIS' PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º andar
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 42
Consolação, CEP 01227-200
Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

EXHIBIT 1

DFs Individuais / Balanço Patrimonial Ativo

(Reais Mil)

Código da Conta	Descrição da Conta	Último Exercício 31/12/2012	Penúltimo Exercício 31/12/2011	Antepenúltimo Exercício 31/12/2010
1	Ativo Total	49.319.393	42.427.946	37.814.986
1.01	Ativo Circulante	7.124.782	6.369.530	5.645.471
1.01.01	Caixa e Equivalentes de Caixa	2.908.014	2.562.911	1.617.743
1.01.02	Aplicações Financeiras	449.049	192.482	1.067.480
1.01.02.01	Aplicações Financeiras Avaliadas a Valor Justo	449.049	192.482	1.067.480
1.01.02.01.01	Títulos para Negociação	449.049	192.482	1.067.480
1.01.03	Contas a Receber	1.221.298	1.095.247	1.013.918
1.01.03.01	Clientes	776.816	876.926	838.900
1.01.03.02	Outras Contas a Receber	444.482	218.321	175.018
1.01.03.02.01	Ganho não Realizado sobre Derivativos	340.593	180.647	42.612
1.01.03.02.02	Juros a Receber	103.889	37.674	132.406
1.01.04	Estoques	1.328.344	1.284.592	960.644
1.01.04.01	Produtos Acabados	269.519	250.392	175.980
1.01.04.02	Produtos em Elaboração	81.121	67.642	53.932
1.01.04.03	Matérias Primas	635.479	552.544	433.035
1.01.04.04	Materiais de Produção	18.818	21.728	26.200
1.01.04.05	Almoxarifado e Outros	335.910	396.495	287.076
1.01.04.06	Provisão para Perdas	-12.503	-4.209	-15.579
1.01.06	Tributos a Recuperar	300.462	561.159	306.965
1.01.06.01	Tributos Correntes a Recuperar	300.462	561.159	306.965
1.01.06.01.01	Imposto de Renda e Contribuiçao Social a Recuperar	55.874	254.689	55.289
1.01.06.01.02	Impostos Indiretos a Recuperar	244.588	306.470	251.676
1.01.07	Despesas Antecipadas	623.026	546.649	443.529
1.01.07.01	Despesas Antecipadas de Marketing	623.026	546.649	443.529
1.01.08	Outros Ativos Circulantes	294.589	126.490	235.192
1.01.08.02	Ativos de Operações Descontinuadas	0	400	49.443
1.01.08.02.01	Ativos Mantidos para Venda	0	400	49.443
1.01.08.03	Outros	294.589	126.090	185.749
1.01.08.03.01	Créditos com Pessoas Ligadas	272.555	95.633	181.817

DFs Individuais / Balanço Patrimonial Ativo

(Reais Mil)

Código da Conta	Descrição da Conta	Último Exercício 31/12/2012	Penúltimo Exercício 31/12/2011	Antepenúltimo Exercício 31/12/2010
1.01.08.03.02	Outros ativos	22.034	30.457	3.932
1.02	Ativo Não Circulante	42.194.611	36.058.416	32.169.515
1.02.01	Ativo Realizável a Longo Prazo	2.007.372	1.999.213	2.571.881
1.02.01.01	Aplicações Financeiras Avaliadas a Valor Justo	57.369	55.855	20.337
1.02.01.01.02	Títulos Disponíveis para Venda	57.369	55.855	20.337
1.02.01.06	Tributos Diferidos	893.142	928.853	1.519.916
1.02.01.06.01	Imposto de Renda e Contribuição Social Diferidos	663.335	348.025	588.088
1.02.01.06.03	Créditos Tributários com Reestruturação Societária	229.807	580.828	931.828
1.02.01.08	Créditos com Partes Relacionadas	107.741	80.242	17.734
1.02.01.08.02	Créditos com Controladas	107.741	80.242	17.734
1.02.01.09	Outros Ativos Não Circulantes	949.120	934.263	1.013.894
1.02.01.09.03	Depósitos Judiciais, Compulsórios e de Incentivos	460.097	471.504	460.116
1.02.01.09.04	Superávit de Ativos - Instituto Ambev	25.480	18.506	16.874
1.02.01.09.05	Ganho não Realizado sobre Derivativos	30.501	39.380	221.969
1.02.01.09.06	Impostos a Recuperar	256.912	251.070	220.821
1.02.01.09.07	Imposto de Renda e Contribuição Social	6.547	11.484	0
1.02.01.09.08	Outros	169.583	142.319	94.114
1.02.02	Investimentos	34.291.812	28.899.648	25.870.257
1.02.02.01	Participações Societárias	34.291.812	28.899.648	25.870.257
1.02.02.01.02	Participações em Controladas	34.291.812	28.899.648	25.870.257
1.02.03	Imobilizado	5.408.516	4.640.258	3.185.886
1.02.03.01	Imobilizado em Operação	4.597.601	3.517.142	2.389.548
1.02.03.03	Imobilizado em Andamento	810.915	1.123.116	796.338
1.02.04	Intangível	486.911	519.297	541.491
1.02.04.01	Intangíveis	486.911	519.297	541.491
1.02.04.01.02	Outros Intangíveis	205.053	237.439	261.138
1.02.04.01.03	Ágio	281.858	281.858	280.353

DFs Individuais / Balanço Patrimonial Passivo

(Reais Mil)

Código da Conta	Descrição da Conta	Último Exercício 31/12/2012	Penúltimo Exercício 31/12/2011	Antepenúltimo Exercício 31/12/2010
2	Passivo Total	49.319.393	42.427.946	37.814.986
2.01	Passivo Circulante	11.697.479	10.403.001	6.237.891
2.01.01	Obrigações Sociais e Trabalhistas	262.503	188.302	237.600
2.01.01.01	Obrigações Sociais	248.864	176.448	224.626
2.01.01.02	Obrigações Trabalhistas	13.639	11.854	12.974
2.01.02	Fornecedores	3.217.382	3.343.005	2.459.874
2.01.02.01	Fornecedores Nacionais	3.123.602	3.216.812	2.404.728
2.01.02.02	Fornecedores Estrangeiros	93.780	126.193	55.146
2.01.03	Obrigações Fiscais	1.083.748	1.135.787	890.274
2.01.03.01	Obrigações Fiscais Federais	396.983	405.042	221.193
2.01.03.01.01	Imposto de Renda e Contribuição Social a Pagar	9.409	2.284	15.832
2.01.03.01.02	Demais Tributos e Contribuições Federais	336.212	361.750	137.750
2.01.03.01.03	Diferimento de Impostos sobre Vendas	51.362	41.008	67.611
2.01.03.02	Obrigações Fiscais Estaduais	680.791	725.855	664.889
2.01.03.03	Obrigações Fiscais Municipais	5.974	4.890	4.192
2.01.04	Empréstimos e Financiamentos	676.536	1.655.741	1.346.965
2.01.04.01	Empréstimos e Financiamentos	676.536	407.895	1.346.965
2.01.04.01.01	Em Moeda Nacional	625.465	364.083	438.587
2.01.04.01.02	Em Moeda Estrangeira	51.071	43.812	908.378
2.01.04.02	Debêntures	0	1.247.846	0
2.01.05	Outras Obrigações	6.356.108	4.006.810	1.221.065
2.01.05.01	Passivos com Partes Relacionadas	2.263.634	1.547.095	735.204
2.01.05.01.02	Débitos com Controladas	2.144.922	1.473.625	730.235
2.01.05.01.03	Débitos com Controladores	118.712	73.470	4.969
2.01.05.02	Outros	4.092.474	2.459.715	485.861
2.01.05.02.01	Dividendos e JCP a Pagar	3.051.444	2.022.941	122.891
2.01.05.02.05	Perdas não Realizadas sobre Derivativos	1.021.768	339.983	285.649
2.01.05.02.07	Juros a Pagar	19.028	60.064	76.086
2.01.05.02.08	Outros Passivos	234	36.727	1.235

DFs Individuais / Balanço Patrimonial Passivo

(Reais Mil)

Código da Conta	Descrição da Conta	Último Exercício 31/12/2012	Penúltimo Exercício 31/12/2011	Antepenúltimo Exercício 31/12/2010
2.01.06	Provisões	101.202	73.356	82.113
2.01.06.01	Provisões Fiscais Previdenciárias Trabalhistas e Cíveis	101.202	73.356	82.113
2.01.06.01.01	Provisões Fiscais	50.048	32.858	8.164
2.01.06.01.02	Provisões Previdenciárias e Trabalhistas	36.341	29.806	50.147
2.01.06.01.04	Provisões Cíveis	5.969	2.331	20.416
2.01.06.01.05	Provisões Outras	8.844	8.361	3.386
2.02	Passivo Não Circulante	8.758.170	6.413.625	7.215.232
2.02.01	Empréstimos e Financiamentos	1.877.304	1.782.110	2.987.713
2.02.01.01	Empréstimos e Financiamentos	1.877.304	1.782.110	1.740.236
2.02.01.01.01	Em Moeda Nacional	1.725.811	1.594.475	779.136
2.02.01.01.02	Em Moeda Estrangeira	151.493	187.635	961.100
2.02.01.02	Debêntures	0	0	1.247.477
2.02.02	Outras Obrigações	6.595.478	4.329.179	3.931.108
2.02.02.01	Passivos com Partes Relacionadas	5.905.398	3.462.048	2.819.528
2.02.02.01.02	Débitos com Controladas	5.905.398	3.462.048	2.819.528
2.02.02.02	Outros	690.080	867.131	1.111.580
2.02.02.02.03	Prov.p/Benefícios Assist.Médica e Outros	243.966	194.216	175.906
2.02.02.02.04	Fornecedores	27.721	24.832	186.869
2.02.02.02.05	Demais Tributos e Contribuições	136.433	148.656	207.081
2.02.02.02.06	Outros Passivos	38.611	30.586	5.577
2.02.02.02.07	Perdas não Realizadas sobre Derivativos	4.489	236.502	291.564
2.02.02.02.08	Diferimento de Impostos sobre Vendas	238.860	232.339	244.583
2.02.04	Provisões	285.388	302.336	296.411
2.02.04.01	Provisões Fiscais Previdenciárias Trabalhistas e Cíveis	285.388	302.336	296.411
2.02.04.01.01	Provisões Fiscais	141.136	135.426	107.014
2.02.04.01.02	Provisões Previdenciárias e Trabalhistas	102.479	122.847	125.267
2.02.04.01.04	Provisões Cíveis	16.830	9.608	64.130
2.02.04.01.05	Provisões Outros	24.943	34.455	0
2.03	Patrimônio Líquido	28.863.744	25.611.320	24.361.863

DFs Individuais / Balanço Patrimonial Passivo

(Reais Mil)

Código da Conta	Descrição da Conta	Último Exercício 31/12/2012	Penúltimo Exercício 31/12/2011	Antepenúltimo Exercício 31/12/2010
2.03.01	Capital Social Realizado	12.187.349	8.303.936	7.613.780
2.03.02	Reservas de Capital	4.768.925	7.030.058	7.417.451
2.03.02.01	Ágio na Emissão de Ações	4.991.709	4.991.391	4.991.390
2.03.02.02	Reserva Especial de Ágio na Incorporação	672.107	1.041.990	1.496.010
2.03.02.05	Ações em Tesouraria	-3.875	2.750	-4.429
2.03.02.07	Pagamento Baseados em Ações	554.048	435.075	332.248
2.03.02.08	Gastos com Emissão de Ações	117	117	-160
2.03.02.09	Resultado de Ações em Tesouraria	-163.144	-140.115	-96.459
2.03.02.10	Subvenção de Investimentos	698.850	698.850	698.851
2.03.02.11	Opção de venda de participação em controlada	-1.980.887	0	0
2.03.04	Reservas de Lucros	13.254.995	12.581.184	11.251.538
2.03.04.01	Reserva Legal	208.832	208.832	208.832
2.03.04.07	Reserva de Incentivos Fiscais	1.427.308	1.030.977	661.389
2.03.04.08	Dividendo Adicional Proposto	1.870.595	697.865	4.290.306
2.03.04.10	Reserva Estatutária para Investimentos	9.748.260	10.643.510	6.091.011
2.03.06	Ajustes de Avaliação Patrimonial	86.936	46.304	131.233
2.03.06.01	Hedge de Fluxo de Caixa	86.936	46.304	131.233
2.03.07	Ajustes Acumulados de Conversão	-119.788	-997.025	-1.201.254
2.03.08	Outros Resultados Abrangentes	-1.314.673	-1.353.137	-850.885
2.03.08.01	Ganhos (Perdas) Atuariais	-1.465.551	-1.354.610	-850.885
2.03.08.02	Ganhos (Perdas) de Participação na variação de Capital	-5.213	1.473	0
2.03.08.04	Combinação de Negócios	156.091	0	0

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (the "Company"), held on January 31 and February 1st, 2013.

1. **Date, time and venue:** On January 31, 2013, starting at 2:00 p.m., at the Direct Distribution Center of Mooca, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Wilson, n° 274.

2. **Attendance:** Mr. Victorio Carlos De Marchi, co-chairman, and Messrs. Vicente Falconi Campos, José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann.

3. **Board:** Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4. **Resolutions:**

4.1. Capital Increase with Issuance of Shares. It was approved by unanimous vote, in accordance with Section 9 of the By-laws of the Company, a capital increase, for private subscription, in the minimum amount of R$250,764,310.95 and the maximum amount of R$410,100,557.25, upon the issuance of: (a) a minimum of 1,866,472 and a maximum of 2,520,657 new common shares with no par value; and (b) a minimum of 890,661 and a maximum of 1,970,481 new preferred shares, with no par value. The minimum amount of this capital increase corresponds to the amount necessary for the capitalization of 70% of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the 2012 Fiscal Year, pursuant to the Section 7 of CVM Ruling N. 319/99 by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A. The issuance price is of R$89.94 per common share and R$93.07 per preferred share, which correspond to the average prices of the Company's shares on January 31, 2013, the date on which the Company earned the tax benefit mentioned above, as set forth in Section 170, first paragraph, item III, of Law No. 6,404/76.

4.1.1. The corresponding preemptive rights of the remaining shareholders, may be exercised by the Company's shareholders within a 30-day period as from the publication of the corresponding notice, being the Board of Directors authorized to, after the aforementioned 30-day period, distribute the right to subscribe the unsubscribed shares among the shareholders who indicated their decision, in the subscription bulletin, to subscribe for such unsubscribed shares within their respective stake, pursuant to item "b", paragraph 7 of Section 171 of Law No. 6,404/76. The remaining unsubscribed shares will be sold in the stock exchange for the benefit of the Company. In the event that, after such sale in the stock exchange, the subscription of the maximum number of shares

of this capital increase does not occur, the Board of Directors shall be authorized, as established by Section 30 of CVM Ruling n. 400/03, as amended, to partially acknowledge and ratify the subscription of shares of the capital increase, provided that the amount subscribed is equal to or greater than the minimum amount of R$250,764,310.95, upon the subscription of 1,866,472 new common shares and 890,661 new preferred shares, in which case those shareholders who subscribed new shares shall have the right to withdraw such subscription during a 30-day period. The Board of Directors shall verify the actual subscription of shares, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6,404/76, Article 166). The credit of subscribed shares shall occur on the day following the referred to Board of the Directors' Meeting.

4.1.2. The shares deriving from this capital increase shall be of the same type and grant its holders the same rights they were already entitled to, including dividends, interest on shareholders' equity and any shareholders' return, which may be approved by the Company, after the acknowledgment and ratification of this capital increase.

4.2. Capital Increase without Issuance of Shares. It was approved, by unanimous vote, a new increase of the Company's capital, in the amount of R$107,470,439.29, corresponding to the capitalization of 30% of the tax benefit obtained by the Company with the partial amortization of the special premium reserve during the fiscal year of 2012, without the issuance of new shares.

5. **Closure:** With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company's Board of Directors who attended the meeting, were duly executed.

São Paulo, February 1st, 2013.

/s/ Victorio Carlos De Marchi | /s/ Vicente Falconi Campos

/s/ José Heitor Attilio Gracioso | /s/ Álvaro Antônio Cardoso de Souza

/s/ Luiz Fernando Ziegler de Saint Edmond | /s/ Paulo Alberto Lemann

/s/ Pedro de Abreu Mariani
Secretary

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the "Company"), held on February 25, 2013, drawn up in summary form.

1. **Date, time and venue:** On February 25, 2013, starting at 2:00 p.m., at the Company's headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2. **Attendance:** Mr. Victorio Carlos De Marchi, co-Chairman, and Messrs. Vicente Falconi Campos, José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann. The meeting was also attended by the members of the Audit Committee Messrs. Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke, pursuant to Paragraph 3 of Section 163 of Law 6,404/76.

3. **Board:** Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4. **Resolutions:**

4.1. Approval of accounts. To approve, after examination and discussion, and pursuant to Section 142, V, of Law 6,404/76, as amended, the Management Report, the Management's accounts, the financial statements for the fiscal year ended December 31, 2012 ("2012 Financial Statements") and the respective destination of the results, which will be published on February 27, 2013.

4.2. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 35 of the Company's By-laws, the preparation of an extraordinary balance sheet as of January 31, 2013.

4.3. Distribution of dividends and interest on own capital. Pursuant to the recommendation of the Operations, Finance and Remuneration Committee at the meeting held on February 21, 2013, to approve the distribution of (i) dividends, to be deducted from the results of the 2012 fiscal year based on the 2012 Financial Statements and attributed to the minimum mandatory dividends for 2012, of R$0.568 per common share and R$0.6248 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital ("IOC"), to be deducted from the results of the current fiscal year based on the extraordinary balance sheet prepared on January 31, 2013 and attributed to the minimum mandatory dividends for 2013, of R$0.08 per common share and R$0.088 per preferred share. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.068 per common share and R$0.0748 per preferred share.

4.3.1. The aforementioned payments shall be made as from March 28, 2013, (whereas for item (i) above the dividends distribution shall be subject to the

approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2012 and for item (ii) above the IOC distribution shall be subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2013) and the record date shall be February 27, 2013 for BM&FBovespa shareholders and March 8, 2013 for ADR holders, without any monetary adjustment. Shares shall be traded *ex-dividends* as from February 28, 2013, while ADRs shall be traded *ex-dividends* as from March 6, 2013.

4.3.2. The shares issued in connection with the capital increase approved at the Meeting of the Board of Directors of the Company, held on January 31 and February 1st, 2013, still pending ratification by this Board, shall not be entitled to the dividends and IOC approved herein.

5. **Closure:** With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company's Board of Directors who attended the meeting, were duly executed.

São Paulo, February 25, 2013.

/s/ Victorio Carlos De Marchi	/s/ Vicente Falconi Campos
/s/ José Heitor Attilio Gracioso	/s/ Álvaro Antônio Cardoso de Souza
/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ Paulo Alberto Lemann

/s/ Pedro de Abreu Mariani
Secretary

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer's Registry] No. 02,808,708/0001-07
NIRE [Corporate Registration Identification Number] 35,300,157,770
A Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev ("Company") held on March 27, 2013, drawn up in summary form.

1. **Date, time and venue:** On March 27, 2013, starting at 5 p.m., at the Company's headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2. **Attendance:** Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann.

3. **Board:** Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4. **Resolutions:** It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

   4.1. Capital Increase – Stock Option Program (2012 Bonus). In view of the exercise, by certain Beneficiaries, of the stock options granted pursuant to the Company's First Stock Option Program for 2013 ("2013.1 Program"), approved at the Board of Directors' Meeting held on March 8, 2013, as well as other options of previous years, to approve and ratify, within the Company's limit of authorized capital, in accordance with section 9 of its By-laws, as well as section 168 of Law n. 6,404/76, as amended, a capital in crease in the total amount of R$25,612,788.54, upon issuance of 376,545 new preferred shares, at the issuance price of R$68.020524878 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan currently in force. The newly issued shares deriving from the capital increase shall grant its holders the same rights and benefits as the current shares, to be declared as from the present date.

   4.2. Ratification of the Capital Increase. After verification of the subscription and payment, by the shareholders of the Company, of 2,520,657 newly issued ordinary shares and 1,970,481 newly issued preferred shares, issued pursuant to resolution of the Board of Directors Meeting held on January 31, and February 1, 2013, to ratify an increase in the capital stock of the Company in the amount of R$410,100,557.25. The newly issued shares shall participate in equal conditions to the other shares in all benefits and advantages that may be declared as from the date hereof.

2012

Body	No. Of members	Fixed Compensation: Fees	Fixed Compensation: Direct and indirect benefits	Fixed Compensation: Compensation for sitting on Committees	Fixed Compensation: Other	Variable Compensation: Bonus	Variable Compensation: Profit Sharing	Variable Compensation: Fees	Variable Compensation: Direct and indirect benefits	Variable Compensation: Compensation for sitting on Committees	Post-Employment Benefits Other	Termination Benefits Bonus	Share-based compensations Profit Sharing	Total Fees
Board of Directors	9.75	3,524,073.00	-	-	1,580,108.00	-	1,729,511.00	-	-	-	-	1,798,635.00	4,548,862.00	13,181,189.00
Fiscal Council	6.00	1,159,400.00	-	-	231,880.00	-	-	-	-	-		-	-	1,391,280.00
Executive Management	10.25	7,079,717.00	988,895.00	-	1,823,564.00	-	7,838,766.00	-	-	-	-	-	32,984,872.00	50,715,814.00
Total	26.00	11,763,190.00	988,895.00	-	3,635,552.00	-	9,568,277.00	-	-	-	-	1,798,635.00	37,533,734.00	65,288,283.00

4.4. <u>Compensation of Management and members of the Fiscal Council - 2013</u>. To approve the proposal for the next Company's Ordinary General Meeting of the maximum limit for the overall compensation of the Company's management and members of the Fiscal Council for the 2013 Fiscal Year, to wit:

2013 forecast

Body	No. Of members	Fixed Compensation: Fees	Fixed Compensation: Direct and indirect benefits	Fixed Compensation: Compensation for sitting on Committees	Fixed Compensation: Other	Variable Compensation: Bonus	Variable Compensation: Profit Sharing	Variable Compensation: Fees	Variable Compensation: Direct and indirect benefits	Variable Compensation: Compensation for sitting on Committees	Post-Employment Benefits Other Other	Termination Benefits Bonus Bonus	Share-based compensations Profit Sharing Profit Sharing	Total Fees Fees
Board of Directors	10.00	4,509,362.00	-	-	1,826,430.00	-	3,197,399.00	-	-	-	-	-	4,493,715.00	14,026,906.00
Fiscal Council	6.00	1,623,608.00	-	-	324,772.00		-	-	-	-	-	-	-	1,948,330.00
Executive Management	11.00	13,667,295.00	1,087,785.00	-	2,978,910.00	-	13,315,739.00	-	-	-	-	-	35,163,914.00	66,213,643.00
Total	27.00	19,800,265.00	1,087,785.00	-	5,130,062.00	-	16,513,138.00	-	-	-	-	-	39,657,629.00	82,188,879.00

4.5. <u>Allocation of Net Profits – FY 2012</u>. To approve the proposal for the next Company's Ordinary General Meeting of the following net profit allocation for the fiscal year ended on December 31, 2012:

ALLOCATION OF NET PROFITS – FY 2012 (R$)	
Net profits for the Fiscal Year	**10,508,066,433.39**
Accumulated losses	Not applicable
Legal reserve	Not applicable
Tax incentives reserve (ICMS and Income Tax)	(400,951,183.95)
Dividends	(6,031,373,914.75)
Interest on own capital	(1,694,330,418.14)
Prescribed Dividends	10,632,064.72
Investments reserve	2,392,042,981.27

4.5. Amendment to the By-laws. Pursuant to the Management Proposal to be disclosed at the present date, to approve the proposal for the next Extraordinary General Meeting of the proposed amendments to the Company's By-laws, as set forth in Exhibit I hereto.

4.6. Convene the ordinary and extraordinary general meetings of the Company. To convene the Company's ordinary and extraordinary general meetings, to be held on April 29, 2013, starting at 1:00 p.m., to resolve on the agenda set forth in the draft of the Call Notice attached hereto as Exhibit II, approved herein by the Board of Directors.

5. **Closure:** With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company's Board of Directors who attended this meeting, were duly executed

São Paulo, March 27, 2013.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta
/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso
/s/ Luis Felipe Pedreira Dutra Leite	/s/ Luiz Fernando Ziegler de Saint Edmond
/s/ Álvaro Antônio Cardoso de Souza	/s/ Paulo Alberto Lemann

/s/ Pedro de Abreu Mariani
Secretary

EXHIBIT II

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer's Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (*"Company"*) are invited to attend a meeting to be held on April 29, 2013, at 1 p.m., at the Company's headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings, to resolve on the following **AGENDA**:

(a) ORDINARY GENERAL MEETING

(i) Analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2012;

(ii) Allocation of the net profits for the Fiscal Year and Ratification of the distribution of interest on own capital and dividends approved by the Board of Directors at meetings held on February 17, 2012; May 30, 2012, September 18, 2012, December 14, 2012 and February 25, 2013

(iii) Election of the members of the Company's Fiscal Council and their respective alternates; and

(iv) Ratification of the amounts paid out as compensation to the Management of the Company during the Fiscal Year of 2012 and establishing the overall compensation of the Management and members of the Fiscal Council for the Fiscal Year of 2013.

(b) EXTRAORDINARY GENERAL MEETING

(i) By virtue of the capital increases approved by the Company's Board of Directors within the limit of the authorized capital, and ratified until the date of the Extraordinary General Meeting, to amend the *caput* of article of the Company's By-laws and to restate them.

General Information:

- The Company informs its shareholders that on February 27, 2013 the following documents were published on the newspapers "Diário Oficial do Estado de São Paulo" and "Valor Econômico": (i) annual management report; (ii) financial

statements regarding the fiscal year ended on December 31, 2012; (iii) independent accountant's opinion; and (iv) Fiscal Council's opinion.

- The documents and information referred to above and those listed in CVM Normative Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários by means of its Periodic Information System (IPE), in accordance with Article 6 of such Normative Ruling, and are available to the shareholders at the Company's headquarters, on its Investor Relations website (www.ambev-ir.com), and on the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Comissão de Valores Mobiliários (www.cvm.gov.br).
- The shareholder or its legal agent must present valid identification in order to vote at the meeting.
- Proxies containing special powers for representation in the general meeting should be deposited at the Company's headquarters (att.: Legal Department), at least 3 (three) business days prior to the date scheduled for the meetings.
- Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending this meeting shall submit a statement containing their respective stock ownership, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 27, 2013.

Victorio Carlos De Marchi
Co-Chairman of the Board of Directors

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Taxpayer's Registry] No. 02,808,708/0001-07
NIRE [Corporate Registration Identification Number] 35,300,157,770
A Publicly-Held Company

Abstract of the Minutes of the Board of Directors Meeting of Companhia de Bebidas das Américas – Ambev ("Company"), held on May 10, 2013, drawn up in summary form.

1. **Date, time and venue:** On May 10, 2013, starting at 2 p.m., at the Company's headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2. **Attendance:** Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann. Also attended this meeting the members of the Fiscal Council, Messrs. Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke.

3. **Board:** Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4. **Resolutions:**

4.1 Capital Increase – Stock Option. In view of the exercise, by certain beneficiaries, of some options which became exercisable in 2013, in addition to other options from previous years, all exercisable based under their respective programs approved by this Board of Directors, the Board moved to approve unanimously within the Company's limit of authorized capital, in accordance with section 9 of its By-laws, as well as section 168 of Law no. 6,404/76, as amended, a capital increase in the total amount of R$11,484,176.59, upon issuance of 510,799 new preferred shares, at the issuance price of R$22.48277 per share, without preemptive rights, pursuant to paragraph 3 of section 171 of Law no. 6,404/76 and the rules established under the Stock Option Plan of the Company currently in force. The newly issued shares deriving from the referred capital increase shall grant its holders of the same rights and benefits that may be declared from time to time as the currently Company's outstanding shares.

4.2 Stock Swap Merger. The following motions were unanimously passed without any reserves, it being registered that the following members of the Board of Directors did not participate in the referred motions in light of a potential conflict of interest, at least in theory with the Company: Messrs. Victorio Carlos De Marchi, Carlos Alves de Brito, Marcel Herrmann Telles, Roberto Moses Thompson Motta, José Heitor Attílio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann:

(a) to approve the terms and conditions of the draft Protocol and Justification of Stock Swap Merger of Companhia de Bebidas das Américas – Ambev into

Ambev S.A., which, after being certified by the Board, is filed in the Company's headquarters;

(b) to authorize the Company's Executive Officers to execute all acts necessary for the implementation and consummation of the Stock Swap Merger, including, for example, the execution of the Protocol and Justification and the disclosure to the market of the material fact notice required by CVM Instructions nos. 319/1999 and 358/2002 and of the information required by CVM Instruction no. 481/2009, as well as following the additional procedures and preparing the documentation required by the United States Securities and Exchange Commission, *BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros* and New York Stock Exchange.

(c) to convene an extraordinary general shareholders' meeting ("EGM") and submit to the Company's Shareholders the following proposal: "*(i) examine, discuss and approve the Protocol and Justification, having as purpose the Stock Swap Merger of the Company with Ambev S.A. (Brazilian National Taxpayer's Registry CNPJ/MF no. 07.526.557/0001-00) and authorize the Executive Officers of the Company, on behalf of shareholders of the Company, to subscribe the following capital increase of Ambev S.A., and to execute all necessary acts to implement the Stock Swap Merger; **(ii)** amend the caput of section 5 of the Company's By-laws, to reflect occasional capital increases approved within the limit of the authorized capital, as may be authorized by the Board of Directors up to the date of the EGM; **(iii)** in case the Stock Swap Merger is approved, cancel the totality of shares issued by the Company and held in treasury at the date of the EGM, without reducing the Company's capital stock, and amend the caput of section. 5 of the Company's By-laws according; and **(iv)** in light of the proposal referred to in items (ii) and (iii) above, promote the amendment and restatement of the Company's By-laws pursuant to the Management Proposal.*"

4.2.1. - Stock Option Plan. In case the Stock Swap Merger is approved and considering that Ambev S.A. is in the process of registering itself as a publicly-held company with the Brazilian Securities Commission (*Comissão de Valores Mobiliários*), the Board move to approve the following:

(a) in observance of item 11.3 of the Company's Stock Option Plan ("Plan"), and the terms of the Protocol and Justification, it shall be submitted to a extraordinary general shareholders' meeting of Ambev S.A. the approval of the Plan which shall accommodate the purchase options of the Company's Shares under the Plan and not exercised yet. Thus, any unexercised stock options under the Company's Plan shall be replaced by stock options for Ambev S.A shares under a new stock option plan and program of Ambev S.A. to be approved by an extraordinary general shareholder's meeting and the Board of Directors of Ambev S.A., respectively, and which plan and program shall be adjusted in light of the Stock Swap Merger, so that, pursuant to item 11.1 of the Plan, there shall be no change in the total purchase value applicable to the unexercised portion of the stock options for the Company's shares; and

(b) upon approval of a stock option plan for Ambev S.A. and the acceptance of the unexercised stock options under the Company's by the extraordinary general shareholders' meeting of Ambev S.A., the termination of the Company's Plan shall be approved, pursuant to the powers granted to the Board of Directors of the Company under item 2.5 of the Plan.

4.3. <u>ADR Programs</u>. In case the Stock Swap Merger is approved and, as a consequence of such approval, a request to cancel the Level II American Depositary Receipt ("ADR") Programs ("Programs") sponsored by the Company and registered with the CVM shall be approved, as soon as the necessary measures are taken by The Bank of New York Mellon, acting as depositary bank in the United States of America ("USA") for the Programs, to cancel the referred ADRs, pursuant to applicable regulation of the USA, given the fact that, as a consequence of the Stock Swap Merger, the holders of ADRs of the Company shall have their ADRs replaced by new ADRs representing common shares issued by Ambev S.A. under an ADR Program sponsored by Ambev S.A. that is currently being registered with the CVM.

<u>Closing</u>: With no further matters to be discussed, the present Minutes were drawn up and signed. <u>Signatures</u>: Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann. Secretary: Pedro de Abreu Mariani.

I certify that this is a true counterpart of the original version of the deliberations contained in the minutes that have been drawn up in the Company's book.

Sao Paulo, May 10, 2013.

Pedro de Abreu Mariani
Secretary

Additional Information and Where to Find It:

This document is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell any shares or other securities of Ambev S.A. or the Company nor a solicitation of any proxy, vote or approval. The proposed Stock Swap Merger of Ambev S.A. with the Company described in this document will be submitted to a vote of the shareholders of those companies at separate shareholders' meetings of each of them.

The distribution of new common shares (including in the form of American Depositary Shares ("ADSs")) of Ambev S.A. to holders of the Company's shares and ADSs will be made only pursuant to an effective registration statement that Ambev S.A. intends to file with the U.S. Securities and Exchange Commission (the "Commission"). In connection with the Stock Swap Merger, Ambev S.A. plans to file with the Commission (i) one or more registration statements on Form F-4 containing a prospectus that will be mailed to holders of ADSs of the Company and (ii) other documents regarding the proposed Stock Swap Merger. Investors and security holders of the Company are urged to carefully read these materials and the

definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available because they will contain important information about Ambev S.A., the Company and the proposed Stock Swap Merger. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed Stock Swap Merger, when available, free of charge on the Commission's website at www.sec.gov or from the Company.

EXHIBIT 2

Glossário

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension

funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company's operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property's remaining life.

Replacement Cost - a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation - a property's reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset - estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample - set of market data representative of a population.

Scrap Value - market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area - resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area - real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation - act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company´s needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investiment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Tax Review (Land and Property Tax / Transfer Tax)

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - MMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS
IOCHPE MAXION
JBS
KRAFT FOODS
L'ORÉAL
LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LORINVEST (LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Rio de Janeiro

Rua da Assembleia, 35 - 12º andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

An independent member of
Morison International